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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               Input/Output, Inc.
                                (Name of Issuer)

                    Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                   457652105
                                 (CUSIP Number)


                               November 16, 1998
            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|  Rule 13d-1(b)
|X|  Rule 13d-1(c)
|_|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No. 457652105                       13G                  Page 2 of 5 Pages



--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      James M. Lapeyre, Jr.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)                                     (a) /  /
                                                             (b) /  /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER
          NUMBER OF
                                     77,500 shares of Common Stock, $0.01 par
           SHARES                    value per share ("Common Stock")
                               -------------------------------------------------
        BENEFICIALLY           6     SHARED VOTING POWER

          OWNED BY                   5,815,000 shares of Common Stock
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING                  77,500 shares of Common Stock
           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH
                                     5,815,000 shares of Common Stock
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,892,500 shares of Common Stock
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (See Instructions)

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      11.7%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)

      IN
--------------------------------------------------------------------------------




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                                                             Page 3 of 5 Pages


                                  SCHEDULE 13G


ITEM1(a).  NAME OF ISSUER:

         Input/Output, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         11104 West Airport Boulevard
         Stafford, Texas  77047

ITEM 2(a).  NAME OF PERSON FILING:

         James M. Lapeyre, Jr.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         220 Laitram Lane
         Harahan, Louisiana  70123

ITEM 2(c).  CITIZENSHIP:

         United States

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

         Common Stock, $0.01 par value per share ("Common Stock")

ITEM 2(e).  CUSIP NUMBER:

         457652105

ITEM 3.  TYPE OF PERSON

         This statement is not filed pursuant to ss. 240.13d-1(b) or 240.13d-2(b) or (c).

         If this statement is filed pursuant to ss. 240.13d-1(c), check this box |X|.


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                                                              Page 4 of 5 Pages

ITEM 4.  OWNERSHIP

         (a)      Amount beneficially owned:  5,892,500 shares of Common Stock
         (b)      Percentage of class:  11.7%
         (c)      Number of shares as to which the person has:

                  (i)   Sole power to vote or to direct the vote:

                        77,500 shares of Common Stock

                  (ii)  Shared power to vote or to direct the vote:

                        5,815,000 shares of Common Stock

                  (iii) Sole power to dispose or to direct the disposition of:

                        77,500 shares of Common Stock

                  (iv)  Shared power to dispose or to direct the disposition of:

                        5,815,000 shares of Common Stock

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         The Laitram Corporation ("Laitram") is the owner of record of 5,794,000 shares of Common Stock reported herein as beneficially owned by Mr. Lapeyre. As such, Laitram has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, and such right or power relates to more than 5% of the issued and outstanding shares of the Common Stock of Input/Output, Inc. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the "Act"), Mr. Lapeyre disclaims the beneficial ownership of the 5,794,000 shares of Common Stock owned of record by Laitram.

         Mr. Lapeyre jointly owns with his wife 10,500 shares of Common Stock reported herein as beneficially owned by him, and she shares with him the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, such securities.

         Mr. Lapeyre jointly owns with his wife as trustees of three separate trusts (each of which holds 3,500 shares of Common Stock) for the benefit of their three minor children 10,500 shares of Common Stock reported herein as beneficially owned by him. With respect to these 10,500 shares of Common Stock, Mr. and Mrs. Lapeyre share the right to receive or the power to direct the receipt


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                                                              Page 5 of 5 Pages



of dividends from, or the proceeds from the sale of, such securities. Pursuant to Rule 13d-4 of the Act, Mr. Lapeyre disclaims the beneficial ownership of these shares of Common Stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable

ITEM 10.  CERTIFICATION

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                      By: /s/ JAMES M. LAPEYRE, JR.
                                          -----------------------------------
                                          James M. Lapeyre, Jr.